CUSIP No. G02602 10 3                                         Page 1 of 11 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No.  )(fn)

                                 Amdocs Limited
                                (Name of Issuer)

                                 Ordinary Shares
                         (Title of Class of Securities)

                                   G02602 10 3
                                 (CUSIP Number)

                                  June 24, 1998
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)










--------

(fn) 1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




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CUSIP No. G02602 10 3                                         Page 2 of 11 Pages


1)   Name of Reporting Person                Welsh, Carson,
     I.R.S. Identification                   Anderson & Stowe
     No. of Above Person                     VII, L.P.
     (Entities Only)
-----------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]

3)   SEC Use Only

4)   Citizenship or Place                     Delaware
     of Organization

Number of                5)   Sole Voting    36,761,712 Ordinary
Shares Beneficially           Power          Shares
Owned by Each
Reporting Person
With:
                         6)   Shared Voting
                              Power                -0-

                         7)   Sole Disposi-  36,761,712 Ordinary
                              tive Power     Shares

                         8)   Shared Dis-
                              positive Power       -0-


9)   Aggregate Amount Beneficially           36,761,712 Ordinary
     Owned by Each Reporting Person          Shares

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares

11)  Percent of Class
     Represented by                              18.7%
     Amount in Row (9)

12)  Type of Reporting
     Person                                  PN





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CUSIP No. G02602 10 3                                         Page 3 of 11 Pages



1)   Name of Reporting Person                Welsh, Carson,
     I.R.S. Identification                   Anderson & Stowe
     No. of Above Person                     VI, L.P.
     (Entities Only)
-----------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]

3)   SEC Use Only

4)   Citizenship or Place                     Delaware
     of Organization

Number of                5)   Sole Voting    10,542,844 Ordinary
Shares Beneficially           Power          Shares
Owned by Each
Reporting Person
With:
                         6)   Shared Voting
                              Power                -0-

                         7)   Sole Disposi-  10,542,844 Ordinary
                              tive Power     Shares

                         8)   Shared Dis-
                              positive Power       -0-


9)   Aggregate Amount Beneficially           10,542,844 Ordinary
     Owned by Each Reporting Person          Shares

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares

11)  Percent of Class
     Represented by                              5.4%
     Amount in Row (9)

12)  Type of Reporting
     Person                                  PN





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CUSIP No. G02602 10 3                                         Page 4 of 11 Pages



1)   Name of Reporting Person                WCAS Information
     I.R.S. Identification                   Partners, L.P.
     No. of Above Person
     (Entities Only)
-----------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]

3)   SEC Use Only

4)   Citizenship or Place                     Delaware
     of Organization

Number of Shares         5)   Sole Voting    226,512 Ordinary
Beneficially                  Power          Shares
Owned by Each
Reporting Person
With:
                         ----------------------------------------
                         6)   Shared Voting
                              Power                -0-

                         7)   Sole Disposi-  226,512 Ordinary
                              tive Power     Shares

                         8)   Shared Dis-
                              positive Power       -0-


9)   Aggregate Amount Beneficially           226,512 Ordinary
     Owned by Each Reporting Person          Shares

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares

11)  Percent of Class
     Represented by                              0.1%
     Amount in Row (9)

12)  Type of Reporting
     Person                                  PN




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CUSIP No. G02602 10 3                                         Page 5 of 11 Pages



1)   Name of Reporting Person                WCAS Capital
     I.R.S. Identification                   Partners III, L.P.
     No. of Above Person
     (Entities Only)
-----------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]

3)   SEC Use Only

4)   Citizenship or Place                     Delaware
     of Organization

Number of                5)   Sole Voting    7,354,932 Ordinary
Shares Beneficially           Power          Shares
Owned by Each
Reporting Person
With:
                         6)   Shared Voting
                              Power                -0-

                         7)   Sole Disposi-  7,354,932 Ordinary
                              tive Power     Shares

                         8)   Shared Dis-
                              positive Power       -0-


9)   Aggregate Amount Beneficially           7,354,932 Ordinary
     Owned by Each Reporting Person          Shares

10)   Check if the Aggregate Amount in Row (9)
     Excludes Certain Shares

11)  Percent of Class
     Represented by                              3.7%
     Amount in Row (9)

12)  Type of Reporting
     Person                                  PN




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CUSIP No. G02602 10 3                                         Page 6 of 11 Pages


                                  Schedule 13G

Item 1(a) -       Name of Issuer: Amdocs Limited

Item 1(b) -       Address of Issuer's Principal Executive Offices:

                  1610 Des Peres Road
                  St. Louis, Missouri 63131
                  (Issuer's principal subsidiary in the United States)

Item 2(a) -       Name of Person Filing:

                  This statement is being filed by Welsh, Carson, Anderson & Stowe VII, L.P., a Delaware limited partnership ("WCAS VII"), Welsh, Carson, Anderson & Stowe VI, L.P., a Delaware limited partnership ("WCAS VI"), WCAS Information Partners, L.P., a Delaware limited partnership ("WCAS IP"), and WCAS Capital Partners III, L.P., a Delaware limited partnership ("WCAS CP III").

Item 2(b) -       Address of Principal Business Office:

                  320 Park Avenue, Suite 2500
                  New York, New York  10022

Item 2(c) -       Place of Organization:

                  WCAS VII:  Delaware
                  WCAS VI:  Delaware
                  WCAS IP:  Delaware
                  WCAS CP III: Delaware

Item 2(d) -       Title of Class of Securities:

                  Ordinary Shares

Item 2(e) -       CUSIP Number:  G02602 10 3





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CUSIP No. G02602 10 3                                         Page 7 of 11 Pages

Item 3 -          Statements Filed Pursuant to Rules 13d-1(b) or 13d-
                  2(b):

                  Not applicable.

Item 4 -          Ownership.

                  (a) Amount Beneficially Owned:

                  WCAS VII: 36,761,712 Ordinary Shares
                  WCAS VI: 10,542,844 Ordinary Shares
                  WCAS IP: 226,512 Ordinary Shares
                  WCAS CP III: 7,354,932 Ordinary Shares

                  (b) Percent of Class:

                  WCAS VII: 18.7%
                  WCAS VI: 5.4%
                  WCAS IP: 0.1%
                  WCAS CP III: 3.7%


                  (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote:

                  WCAS VII: 36,761,712 Ordinary Shares
                  WCAS VI: 10,542,844 Ordinary Shares
                  WCAS IP: 226,512 Ordinary Shares
                  WCAS CP III: 7,354,932 Ordinary Shares

                  (ii)  shared power to vote or to direct the vote:  -0-

                  (iii) sole power to dispose or to direct the disposition of:

                  WCAS VII: 36,761,712 Ordinary Shares
                  WCAS VI: 10,542,844 Ordinary Shares
                  WCAS IP: 226,512 Ordinary Shares
                  WCAS CP III: 7,354,932 Ordinary Shares

                  (iv) shared power to dispose or to direct the disposition of: -0-

Item 5 -          Ownership of Five Percent or Less of a Class:

                  Not applicable.




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CUSIP No. G02602 10 3                                         Page 8 of 11 Pages



Item 6 -          Ownership of More than Five Percent on Behalf of
                  Another Person:

                  Not applicable.

Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Company:

                  Not applicable.

Item 8 -          Identification and Classification of Members of the
                  Group:

                  See Exhibit 2.

Item 9 -          Notice of Dissolution of Group:

                  Not applicable.

Item 10 -         Certification:

                  Not applicable.




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CUSIP No. G02602 10 3                                         Page 9 of 11 Pages


Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                                   By:  WCAS VII Partners, L.P., General Partner


                                   By /s/ Laura VanBuren
                                        General Partner

                                   WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                                   By:  WCAS VI Partners, L.P., General Partner


                                   By /s/ Laura VanBuren
                                        General Partner

                                   WCAS INFORMATION PARTNERS, L.P.
                                   By:  WCAS IP Partners, General Partner


                                   By /s/ Laura VanBuren
                                        Attorney-in-Fact


                                   WCAS CAPITAL PARTNERS III, L.P.
                                   By:  WCAS CP III Associates, L.L.C., General
                                        Partner


                                   By /s/ Laura VanBuren
                                        Managing Member

Date: January 26, 1999




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CUSIP No. G02602 10 3                                        Page 10 of 11 Pages


                                                                       EXHIBIT 1

                                  AGREEMENT OF
                   WELSH, CARSON, ANDERSON & STOWE VII, L.P.,
                    WELSH, CARSON, ANDERSON & STOWE VI, L.P.,
                         WCAS INFORMATION PARTNERS, L.P.
                                       AND
                         WCAS CAPITAL PARTNERS III, L.P.
                            PURSUANT TO RULE 13d-1(k)


          The undersigned hereby agree that the Information Statement on
Schedule 13G to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


                                   WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                                   By:  WCAS VII Partners, L.P., General Partner


                                   By /s/ Laura VanBuren
                                        General Partner

                                   WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                                   By:  WCAS VI Partners, L.P., General Partner


                                   By /s/ Laura VanBuren
                                        General Partner

                                   WCAS INFORMATION PARTNERS, L.P.
                                   By:  WCAS IP Partners, General Partner


                                   By /s/ Laura VanBuren
                                        Attorney-in-Fact


                                   WCAS CAPITAL PARTNERS III, L.P.
                                   By:  WCAS CP III Associates, L.L.C., General
                                        Partner


                                   By /s/ Laura VanBuren
                                        Managing Member

Date: January 26, 1999

CUSIP No. G02602 10 3                                        Page 11 of 11 Pages

                                                                       EXHIBIT 2

                        Identification and Classification
                             of Members of the Group

          Welsh, Carson, Anderson & Stowe VII, L.P., Welsh, Carson, Anderson & Stowe VI, L.P., WCAS Information Partners, L.P. and WCAS Capital Partners III, L.P. are filing this statement on Schedule 13G as a group.

          Welsh, Carson, Anderson & Stowe VII, L.P. is a Delaware limited partnership. Its sole general partner is WCAS VII Partners, L.P., a Delaware limited partnership.

          Welsh, Carson, Anderson & Stowe VI, L.P. is a Delaware limited partnership. Its sole general partner is WCAS VI Partners, L.P., a Delaware limited partnership.

          WCAS Information Partners, L.P. is a Delaware limited partnership. Its sole general partner is WCAS INFO Partners, a Delaware general partnership.

          WCAS Capital Partners III, L.P. is a Delaware limited partnership. Its sole general partner is WCAS CP III Associates, L.L.C., a Delaware limited liability company.